FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 24th of February, 2005

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)
Date:	February 24th, 2005	By:	/s/ Etan Mogilner
Associate General Counsel

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MINUTES OF THE ANNUAL GENERAL MEETING

OF THE SHAREHOLDERS OF

M-SYSTEMS FLASH DISK PIONEERS LTD.

The Annual General Meeting of Shareholders of M-Systems Flash Disk Pioneers Ltd. (the "Company") was duly convened and was held at the offices of the Company at 7 Atir Yeda St., Kfar Saba 44425, Israel on Thursday, November 11th, at 10:00 a.m.

WHEREAS, the Annual General Meeting of Shareholders (the "Original Meeting") was scheduled to take place on November 4th, 2004; and

WHEREAS, at the time set for the Original Meeting a quorum was not present, and the Original Meeting was adjourned to take place on November 11th, 2004, which is the date hereof.

Etan Mogilner, Associate General Counsel of the Company who was appointed and presided as Chairman of the meeting pursuant to Article 25 of the Company`s Articles of Association,  called the meeting to order.  Ms. Michal Rimon, Assistant General Counsel, was appointed Secretary of the meeting and kept the minutes thereof.

The Chairman requested that, if they had not already done so, all shareholders of the Company desiring to vote in person so inform the Chairman and all persons holding proxies file them with the Chairman.

The Chairman reported that since more than two (2) Shareholders were present, in person or by proxy, the Quorum requirements for an adjourned meeting, as set forth in Article 24(c) of the Articles have been satisfied. The Chairman thereupon declared that a quorum was present for the transaction of business.

The Chairman presented a certified list of shareholders as of the record date of September 27th, 2004 and an affidavit as to the mailing, on September 29th, 2004, of a Notice of the Annual General Meeting of Shareholders, Proxy Statement (including Appendices A and B thereto) and proxy in the form attached to the affidavit, to each shareholder of record entitled to vote at the meeting.  The list of shareholders and the affidavit were ordered filed with the records of the meeting.

The Chairman called for nominations for directors of the Company. The following individuals were nominated:

Dov Moran

Aryeh Mergi

Dana Gross

Dr. Hans Wagner

Yossi Ben Shalom

Messrs. Moran, Mergi, and Ben Shalom, Dr. Wagner and Ms. Gross were each nominated to hold office until the next Annual General Meeting and until his or her successor shall have duly taken office, unless his or her office is earlier vacated under any relevant provisions of the Companies Law and the Articles of Association of the Company.  There being no further nominations, the Chairman declared nominations closed and ordered that a vote be taken.

The Chairman then asked if there were any questions; there were none.  The Chairman conducted the vote by ballot and reported that the holders of a majority of the shares present in person or by proxy, entitled to be voted at the meeting and voting thereon, had voted in favor of the election of all of the nominees as directors of the Company.  The Chairman thereupon declared that Messrs. Moran, Mergi and Ben Shalom, Dr. Wagner and Ms. Gross had been elected directors of the Company, each to serve (subject to the Company`s Articles of Association) for the term above mentioned and until his or her respective successor has been elected and qualified.

Thereupon, a motion for the approval and adoption of the following resolutions was duly made and seconded:

RESOLVED, that Kost Forer & Gabbay be, and they hereby are, appointed as the Company`s independent auditors for the fiscal year ending December 31st, 2004, and that the Audit Committee of the Board be, and it hereby is, authorized to fix the remuneration of said auditors in accordance with the volume and nature of their services.

RESOLVED, that, following the approval both by the Board itself and by the Audit Committee, in compliance with the requirements of the Companies Law:

(i) the grant to Mr. Dov Moran, the Company`s Chairman of the Board, President and Chief Executive Officer, of options to purchase Two Hundred Thousand (200,000) Ordinary Shares, on such terms as determined by the Board and such other terms and conditions as are set forth in the Company`s 2003 Stock Option and Restricted Stock Incentive Plan (the "Option Plan"), be, and the same hereby is approved;

(ii) the grant to Mr. Aryeh Mergi, the Executive Vice President of Business Development and a Director, of options to purchase Fifteen Thousand (15,000) Ordinary Shares, on such terms as determined by the Board and such other terms and conditions as are set forth in the Option Plan, be, and the same hereby is, approved;

(iii) the grant to Ms. Dana Gross, the Chief Marketing Officer and a Director, of options to purchase Thirty Five Thousand (35,000) Ordinary Shares, on such terms as determined by the Board and such other terms and conditions as are set forth in the Option Plan, be, and the same hereby is, approved;

(iv) the grant to Dr. Hans Wagner, a Non-Employee Director, of options to purchase Fifteen Thousand (15,000) Ordinary Shares, on such terms as determined by the Board and such other terms and conditions as are set forth in the Option Plan, be, and the same hereby is, approved;

(v) the grant to Yossi Ben Shalom, a Non-Employee Director, of options to purchase Fifteen Thousand (15,000) Ordinary Shares, on such terms as determined by the Board and such other terms and conditions as are set forth in the Option Plan, be, and the same hereby is, approved;

(vi) the respective grants to each of Messrs. Yair Shoham and Itsik Onfus, each an External Director, of options to purchase fifteen thousand (15,000) Ordinary Shares, on such terms as determined by the Board and such other terms and conditions as are set forth in the Option Plan, be, and the same hereby is, approved; and

(viii) in connection with subclause (iv)-(vi) above, that the Company`s pre-existing general policy of issuing a fixed number of options to the Non-Employee Directors on an annual basis (consistent with the applicable provisions of the Companies Law regarding the remuneration of External Directors) be, and the same hereby is, ratified and approved.

RESOLVED, that the number of Ordinary Shares reserved for issuance under the Option Plan  be increased by 3,000,000 Ordinary Shares, and that the Option Plan be amended accordingly.

There being no questions, the Chairman, conducted the vote and counted the proxies and reported that the holders of a majority of the shares present, entitled to be voted at the meeting and voting thereon, had voted for the approval and adoption of all of the proposed resolutions.  The Chairman then announced that the resolutions set forth above had been approved and adopted.

The Chairman then reviewed the Management`s report on the business of the Company for the year ended December 31, 2003.  There were no questions relating thereto.

There being no further business, upon motion duly made and seconded and unanimously carried, the meeting was adjourned.

/s/ Etan Mogilner Etan Mogilner, Chairman	/s/ Michal Rimon Michal Rimon, Secretary of the Meeting

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